UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 2

BNL Financial Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share
(Title of Class of Securities)

05561V101
(CUSIP Number of Class of Securities)

Pam Randolph
BNL Financial Corporation
7530 Highway 107
Sherwood, Arkansas  72120
(501) 834-5121 or 800)-526-4413
(Name, address and telephone number of person authorized
 to receive notices and communications on behalf of Filing Person.)

__________________________________________________________________

Copy to:
Larry W. Burks
Friday, Eldredge & Clark
400 West Capitol Avenue, Suite 2000
Little Rock, AR  72201
Telephone direct (501) 370-1513
FAX (501) 376-2147
Email:  burks@fec.net

Calculation of Filing Fee
Transaction valuation $3,375,000	Amount of filing fee* $103.61

* The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

ð  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:  N/A                      Form or Registration No.:    N/A
Filing Party:   N/A                      Date Filed:  N/A

ð Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transaction to which the statement relates:
[   ]           third-party tender offer subject to Rule 14d-1
        [X]           issuer tender offer subject to Rule 13e-4
[   ]           going-private transaction subject to Rule 13e-3
[   ]           amendment to Schedule 13D under Rule 13d-2

Check the box if the filing is a final amendment reporting the results of the tender offer.      ð

This AMENDMENT NO. 2 amends the Tender Offer Statement on Schedule TO, filed May 17 and 18, 2007, filed by BNL Corporation ("BNL" or "Company"), an Iowa corporation, with the Securities and Exchange Commission (the "Schedule TO") relating to an Offer by the Company to purchase shares of its common stock, no par value per share. Amendment No. 1 was filed on June 18, 2007.  The Company is offering to purchase up to 2,700,000 shares, or such lesser number of shares that are validly tendered and not properly withdrawn, of its common stock, no par value at a price of $1.25 per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 9, 2007 (the "Offer to Purchase") and in the related Letter of Transmittal which together constitute the "Offer." A copy of each were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

This AMENDMENT NO. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated in this AMENDMENT NO. 2 by reference and such information is hereby amended and supplemented to the extent specifically provided herein.  The amendments to the Company’s Schedule TO are identified and described as follows:

Items 1, 2, 3, 4, 6, 7, 8, 11 and 12 (Exhibits), including the Offer to Purchase, Letter of Transmittal and Letter to Shareholders from Kenny Tobey, President, are amended to state that the date of the Offer to Purchase is July 9, 2007, and the Expiration Date is Monday, September 10, 2007.

Items 1, 4, 6, 7, 11 and 12 (Exhibits), including the Offer to Purchase, are amended to restate the first and last paragraphs of Section 6, “Certain Conditions to the Offer,” in the Offer to Purchase, as follows:

Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the 1934 Act, if at any time on or after July 9, 2007 and on or prior to the Expiration Date, except that conditions of the Offer which are dependent upon receipt of appropriate or necessary government approvals, specifically including but not limited to appropriate or necessary approvals from the Arkansas Insurance Commissioner pertaining to dividends from BNLAC to BNL, shall continue to be conditions of the Offer after the Expiration Date of the Offer through the time BNL actually purchases the Shares tendered, any of the following events shall have been determined by the Company to have occurred that, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

*                    *                     *

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (excluding any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, in its sole discretion.  If any material condition occurs within five (5) business days before the Expiration Date of the Offer and the Company waives such material condition, the Company will extend the Offer to expire no less than five (5) business days after the Company makes such a waiver. All conditions of the Offer, other than those dependent upon receipt of appropriate or necessary government approvals, specifically including but not limited to appropriate or necessary approvals from the Arkansas Insurance Commissioner pertaining to dividends from BNLAC to BNL, must be satisfied or waived before the Expiration Date of the Offer.  Conditions of the Offer which are dependent upon receipt of appropriate or necessary government approvals, specifically including but not limited to appropriate or necessary approvals from the Arkansas Insurance Commissioner pertaining to dividends from BNLAC to BNL, shall continue to be conditions of the Offer after the Expiration Date of the Offer through the time BNL actually purchases the Shares tendered.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   BNL Financial Corporation

        BY:_/s/ Wayne E. Ahart
                                 Wayne E. Ahart
Chairman, Board of Directors

                                                                                                     Date:   June 26, 2007